MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

As used herein, “we”, “us”, “our”, “the Company” and “Safe Bulkers” all refer to Safe Bulkers, Inc and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

A. Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of November 1, 2013, we had a fleet of 28 drybulk vessels, with an aggregate carrying capacity of 2,528,100 deadweight tons, or dwt, and an average age of 5.4 years. We have contracted to acquire ten additional drybulk newbuild vessels to be delivered at various times through 2016.

We employ our vessels on both period-time charters and spot charters, according to our assessment of market conditions.

Safe Bulkers, Inc. was incorporated on December 11, 2007 under the laws of the Marshall Islands to act as a holding company of drybulk vessel owning companies. We are controlled by the Hajioannou family, which has a long history of operating and investing in the international shipping industry. Our vessels are managed by our affiliated management company, Safety Management Overseas S.A.

B. Recent Developments in Our Fleet and Employment Profile

During the first nine months of 2013, the following developments occurred with respect to our fleet and employment profile:

In January 2013, our subsidiary Maxeikosiepta Shipping Corporation took delivery of a second hand vessel Paraskevi, a 74,300 dwt, Japanese, 2003-built, Panamax class vessel, for a purchase price of $13.8 million. In January 2013, our subsidiary Shikokutessera Shipping Inc., agreed to a new scheduled delivery of Hull 1659, to be in the first half of 2014, instead of the initial scheduled delivery in the second half of 2013.

In January 2013, our subsidiary Marathassa Shipping Corporation, accepted early redelivery of the Maritsa, ahead of the contracted earliest redelivery date of January 29, 2015, pursuant to an agreement reached with the charterer of the vessel in December 2012. Following the early termination of the charter agreement the Company agreed to employ the vessel with the same charterer on a period time charter. In connection with this early redelivery the Company received a cash compensation payment of $ 13.1 million, which will be amortized over the period of the new period time charter.

In March 2013, our subsidiary Vassone Shipping Corporation took delivery of a second hand vessel Pedhoulas Commander, a 83,700 dwt, Japanese, 2008-built, Kamsarmax class vessel, for a purchase price of $ 19.4 million.

In April 2013, our subsidiary Soffive Shipping Corporation, accepted early redelivery of the Sophia ahead of the contracted earliest redelivery date of September 19, 2013, pursuant to an agreement reached with the charterer of the vessel. In connection with this early redelivery the Company recognized early redelivery income of $ 3.0 million, net of commissions, consisting of cash compensation paid by the charterer. The Company has employed the Sophia with a new charterer in the spot market.

In April 2013, our subsidiaries Gloverthree Shipping Corporation and Gloverfour Shipping Corporation entered into shipbuilding contracts with a Japanese shipyard for the construction of two eco-design, 77,000 dwt, Panamax class vessels. The first vessel is scheduled for delivery during the second half of 2014, and the second vessel is scheduled for delivery during the first half of 2015. Each had a purchase price of $ 28.0 million.

In May 2013, our subsidiary Avstes Shipping Corporation, accepted early redelivery of the Vassos ahead of the contracted earliest redelivery date of October 1, 2013, pursuant to an agreement reached with the charterer of the vessel. In connection with this early redelivery the Company recognized early redelivery income of $ 2.3 million, consisting of cash compensation paid by the charterer of $ 2.6 million, net of commissions, less accrued revenue of $0.3 million. The Company has employed the Vassos with a new charterer in the spot market.

In May 2013, our subsidiary Kerasies Shipping Corporation, accepted early redelivery of the Katerina ahead of the contracted earliest redelivery date of January 1, 2014, pursuant to an agreement reached with the charterer of the vessel. In connection with this early

2

redelivery the Company recognized early redelivery income of $ 1.8 million, consisting of cash compensation paid by the charterer of $ 2.1 million net of commissions, less accrued revenue of $0.3 million. The Company has employed the Katerina with a new charterer on a period time charter.

In July 2013, our subsidiary Glovertwo Shipping Corporation took delivery of the newbuild vessel Zoe ( Hull No.814), a 75,000 dwt, Japanese, Panamax class vessel, for a purchase price of $29.5 million.

In July 2013, our subsidiary Vasstwo Shipping Corporation took delivery of the second-hand vessel Xenia, a 2006 Japanese built 87,000 dwt, Post- Panamax class vessel, for a purchase price of $ 19.5 million.

In September 2013, our subsidiary Shikokuokto Shipping Corporation, entered into an agreement with a Japanese shipyard for the construction of an eco-design, 76,500 dwt, Panamax class vessel at a price of $28 million, scheduled to be delivered during the first half of 2015. Upon delivery from the shipyard the vessel is expected to be employed under a period time charter, for a total duration of ten years at a net daily charter rate of $15,800 for the first five years, and $15,000 for the second five years. Our subsidiary also holds the option, upon completion of the first five years of the time charter, to terminate the time charter and sell the vessel.

In October 2013, our subsidiaries Gloverfive Shipping Corporation and Gloversix Shipping Corporation entered into shipbuilding contracts with a Japanese shipyard, for the construction of two eco-design, 77,000 dwt, Panamax class vessels at a price of $ 30.0 million and $ 30.2 million, respectively. The first vessel is scheduled for delivery during the second half of 2015 and the second vessel is scheduled for delivery during the first half of 2016.

As of November 1, 2013, the Company’s operational fleet was comprised of 28 drybulk vessels with an average age of 5.4 years and an aggregate carrying capacity of 2.5 million dwt. The fleet consists of eight Panamax class vessels, seven Kamsarmax class vessels, eleven post- Panamax class vessels and two Capesize class vessels, all built 2003 onwards.

As of November 1, 2013, the Company had contracted to acquire ten additional drybulk newbuild vessels, with deliveries scheduled at various dates through 2016. The orderbook consists of seven Panamax class vessels, two Post-Panamax class vessels and one Capesize class vessel.

Set out below is a table showing the Company’s existing and newbuild vessels and their contracted employment as of November 1, 2013:

Vessel Name	DWT	Year Built (1)	Country of construction	Charter Rate (2) USD/day	Charter Duration (3)
CURRENT FLEET
Panamax
Maria	76,000	2003	Japan	10,500	Aug 2013-Nov 2013
Koulitsa	76,900	2003	Japan	18,400	Oct 2013-Dec 2013
Paraskevi	74,300	2003	Japan	8,650	Aug 2013-Jul 2014
Vassos	76,000	2004	Japan
Katerina	76,000	2004	Japan	9,500	May 2013-Nov 2013
Maritsa	76,000	2005	Japan	27,649 (4)	Mar 2013-Jan 2015
Efrossini	75,000	2012	Japan	13,000	Nov 2013-Dec 2013
Zoe	75,000	2013	Japan	15,000 10,000	Sep 2013-Nov 2013 Nov 2013-Mar 2014
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	BPI + 9.5% (5)	Jul 2013-Jun 2015
Pedhoulas Trader	82,300	2006	Japan	BPI + 6.5% (6)	Aug 2013-Aug 2015
3

Pedhoulas Leader	82,300	2007	Japan	13,250	Jun 2012-May 2014
Pedhoulas Commander	83,700	2008	Japan	10,750	Sep 2013-Jul 2014
Pedhoulas Builder	81,600	2012	China	8,450	Oct 2012-Apr 2014
Pedhoulas Fighter	81,600	2012	China	11,500	Sep 2013-Jun 2014
Pedhoulas Farmer	81,600	2012	China	8,000	Sep 2012-Apr 2014

Post-Panamax
Stalo	87,000	2006	Japan	34,160	Mar 2010-Feb 2015
Marina	87,000	2006	Japan	41,557	Dec 2008-Dec 2013
Xenia	87,000	2006	Japan	13,000	Nov 2013-Jan 2014
Sophia	87,000	2007	Japan	19,750	Sep 2013-Nov 2013
Eleni	87,000	2008	Japan	41,738	Apr 2010-Mar 2015
Martine	87,000	2009	Japan	15,300	Sep 2013-Nov 2013
Andreas K	92,000	2009	South Korea	10,000	Dec 2012-Feb 2014
Panayiota K	92,000	2010	South Korea	12,750	Sep 2013-Feb 2014
Venus Heritage	95,800	2010	Japan	10,000	Jul 2013-Dec 2013
Venus History	95,800	2011	Japan	19,500	Jul 2013-Nov 2013
Venus Horizon	95,800	2012	Japan	13,000	Oct 2013-Jul 2014

Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011-Jun 2031
Pelopidas	176,000	2011	China	38,000	Feb 2012-Dec 2021
Subtotal	2,528,100

NEW BUILDS
Panamax
Hull No. 1659	76,600	1H 2014	Japan
Hull No. 1660	76,600	1H 2014	Japan
Hull No. 821	77,000	2H 2014	Japan
Hull No. 822	77,000	1H 2015	Japan
Hull No. TBN	76,500	1H 2015	Japan	15,400	Apr 2015-Apr 2025
Hull No. 827	77,000	2H 2015	Japan
4

Hull No. 828	77,000	1H 2016	Japan

Post-Panamax
Hull No. 1685 (8)	84,000	2H 2015	Japan
Hull No. 1686 (8)	84,000	2H 2015	Japan

Capesize
Hull No. 8126	181,000	1H 2014	Japan	24,376 (7)	Jan 2014-Jan 2024
Subtotal	886,700
Total	3,414,800

1)	For newbuilds, the dates shown reflect the expected delivery date.
2)	Charter rate represents recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rates represents the weighted average gross charter rate over the duration of the applicable charter period or series of charter periods, as applicable. Charter agreements may provide for additional payments, namely ballast bonus, to compensate for vessel repositioning.
3)	The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of November 1, 2013, scheduled start dates. Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.
4)	Following the early redelivery of the Maritsa, in January 2013 the Company received a cash compensation payment of $13.1 million, which will be amortized over the period of the new period time charter with the same charterer. The agreed gross daily charter rate is $8,000 for the period until January 2015.
5)	A period time charter with at a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium of 9.5%.
6)	A period time charter with at a gross daily charter rate linked to the BPI plus a premium of 6.5%.
7)	The charter agreement grants the charterer the option to extend the period time charter for an additional twelve months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times. The charter agreement also grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the period time charter period, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year. The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party.
8)	Change of Hull Number of vessels 2396 and 2397 to 1685 and 1686 respectively.

Significant events subsequent to September 30, 2013 are described in Note 16 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

C. Selected Unaudited Financial and Operations Information

The following tables present selected unaudited consolidated financial and operations data of Safe Bulkers, Inc. for the nine-month periods ended September 30, 2012 and 2013. The unaudited financial statement data was derived from our interim unaudited consolidated condensed financial statements and notes thereto included elsewhere herein. All amounts are in thousands of U.S. Dollars, except for per share data, fleet data and average daily results.

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	Nine Month Period Ended September 30,
	2012	2013

STATEMENT OF INCOME
Revenues	$140,423	$130,704
Commissions	(2,433)	(3,155)
Net revenues	137,990	127,549
Voyage expenses	(5,907)	(8,673)
Vessel operating expenses	(24,746)	(31,081)
Depreciation	(23,495)	(27,614)
General and administrative expenses	(7,205)	(8,263)
Early redelivery income	—	7,050
Operating income	76,637	58,968
Interest expense	(6,187)	(6,976)
Other finance costs	(1,026)	(678)
Interest income	777	763
(Loss)/gain on derivatives	(5,449)	1,082
Foreign currency gain/(loss)	12	(2)
Amortization and write-off of deferred finance charges	(867)	(918)
Net income	$63,897	$52,239
Earnings per share, basic and diluted	$0.85	$0.67
Cash dividends declared per share	$0.45	$0.15
Weighted average number of shares outstanding, basic and diluted	75,066,388	76,679,082

	Nine Month Period Ended September 30,
	2012	2013

CASH FLOW DATA
Net cash provided by operating activities	$71,665	$65,994
Net cash used in investing activities	(111,257)	(79,213)
Net cash provided by/(used in) financing activities	133,036	(68,338)
Net increase/(decrease) in cash and cash equivalents	93,444	(81,557)

	As of December 31,	As of September 30,
	2012	2013
BALANCE SHEET DATA
Total current assets	$171,829	$80,517
Total fixed assets	849,903	915,389
Other non-current assets	60,482	60,218
Total assets	1,082,214	1,056,124
Total current liabilities	47,493	58,108
Derivative liabilities	8,978	4,566
Long-term debt, net of current portion	596,468	485,301
Unearned revenue—Long-term	3,419	3,018
Total shareholders’ equity	425,856	505,131
Total liabilities and shareholders’ equity	$1,082,214	$1,056,124
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	Nine-Month Period Ended September 30,
	2012	2013

FLEET DATA
Number of vessels at period’s end	23	28
Weighted average age of fleet (in years)	4.02	5.33
Ownership days (1)	5,545	7,137
Available days (2)	5,545	7,089
Operating days (3)	5,501	7,065
Fleet utilization (4)	99.2%	99.0%
Average number of vessels in the period (5)	20.24	26.14

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$23,820	$16,769
Daily vessel operating expenses (7)	$4,463	$4,355
Daily general and administrative expenses (8)	$1,299	$1,158

(1)	Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.
(3)	Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.
(4)	Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.
(5)	Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.
(6)	Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.
(7)	Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.
(8)	Daily general and administrative expenses include daily fixed and variable management fees payable to our Manager and daily costs in relation to our operation as a public company. Daily general and administrative expenses are calculated by dividing general and administrative expenses by ownership days for the relevant period.

Time Charter Equivalent Rate Reconciliation	Nine-month Period Ended
	September 30,
	2012	2013

Time Charter Revenues	$140,423	$130,704
Less Commissions	(2,433)	(3,155)
Less Voyage Expenses	(5,907)	(8,673)
Time Charter Equivalent Revenue	$132,083	$118,876
Available Days	5,545	7,089
Time Charter Equivalent Rate	23,820	16,769
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F. Results of Operations

Nine months ended September 30, 2013 compared to nine months ended September 30, 2012.

Net income was $52.2 million, or earnings per share of $0.67, in the first nine months of 2013, a decrease of 18% from net income of $63.9 million, or earnings per share of $0.85, in the first nine months of 2012. The decrease in net income of $11.7 million reflects mainly: (a) net revenue from vessels of $127.5 million compared to $138.0 million, (b) early redelivery income of $7.1 million, compared to zero, (c) voyage expenses of $8.7 million, compared to $5.9 million, (d) operating expenses of $31.1 million, compared to $24.7 million, (e) depreciation of $27.6 million, compared to $23.5 million and (f) gain from derivatives of $1.1 million, compared to loss from derivatives of $5.5 million for the corresponding periods of 2013 and 2012, respectively, which are further discussed below.

Net revenue from vessels

Net revenue for the first nine months of 2013 decreased by 8% to $127.5 million from $138.0 million during the same period in 2012. We operated 26.1 vessels on average during the first nine months of 2013, earning a TCE rate of $16,769, compared to 20.2 vessels and a TCE rate of $23,820 during the first nine months of 2012. The decrease in the TCE rate resulted mainly from weak charter market conditions.

Early redelivery income

During the first nine months of 2013, we recorded $7.1 million of early redelivery income relating to the early termination of period time charters of our vessels Vassos, Katerina and Sophia, versus zero for the same period in 2012. Vassos was redelivered in May 2013 instead of October 2013, for which we recognized income of $2.3 million consisting of cash compensation received of $2.6 million net of commissions, and $0.3 million representing the unearned revenue from the terminated time charter contract. Katerina was redelivered in May 2013 instead of January 2014, for which we recognized income of $1.8 million consisting of cash compensation received of $2.1 million net of commissions, less $0.3 million representing the unearned revenue from the terminated time charter contract. Sophia was redelivered in April 2013 instead of September 2013, for which we recognized income of $3.0 million consisting of cash compensation paid by the relevant charterer.

Voyage expenses

During the first nine months of 2013, we recorded $8.7 million of voyage expenses, compared to $5.9 million for the same period in 2012 as a result of increase in ballast days for repositioning of vessels due to higher exposure to the spot charter market.

Vessel operating expenses

Vessel operating expenses increased by 26% to $31.1 million for the first nine months of 2013, compared to $24.7 million for the same period in 2012. The increase in vessel operating expenses is attributable mainly to the increase in the average number of vessels in the period. On a daily basis, vessel operating expenses decreased by 2.4% to $4,355 per day for the first nine months of 2013, compared to $4,463 per day for the first nine months of 2012.

Depreciation

During the first nine months of 2013, $27.6 million was recorded as depreciation expense compared to $23.5 million during the same period in 2012. The increase in depreciation is attributable to the increase of the weighted average number of vessels we operated during the first nine months of 2013.

Derivatives (loss)/gain

Gain on derivatives increased to $1.1 million in the first nine months of 2013, compared to a loss of $5.5 million for the same period in 2012, as a result of the mark-to-market valuation of the Company’s interest rate swap transactions that we employ to manage the risk and interest rate exposure of our loan and credit facilities. These swaps economically hedge the interest rate exposure of the Company’s aggregate loans outstanding. The average remaining period of our swap contracts is 3.0 years as of September 30, 2013. The valuation of these interest rate swap transactions at the end of each period is affected by the prevailing interest rates at that time.

Cash Flows

Cash and cash equivalents at September 30, 2013 amounted to $21.2 million, compared to $121.6 million at September 30, 2012.

Net cash Provided By Operating Activities

Net cash from operating activities for the nine months ended September 30, 2013 amounted to $66.0 million, consisting of net income after non-cash items of $ 75.6 million and a decrease in working capital of $9.6 million. Net cash from operating activities for the nine

8

months ended September 30, 2012 amounted to $71.7 million, consisting of net income after non-cash items of $87.7 million and a decrease in working capital of $16.0 million.

Net cash Used In Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2013 was $79.2 million, compared to net cash used in investing activities for the nine months ended September 30, 2012 of $111.3 million. The decrease of net cash used in investing activities is mainly attributable to cash paid for vessel acquisitions and construction of $93.0 million for the nine months ended September 30, 2013, compared to $110.8 million for the nine months ended September 30, 2012, partially offset by the net decrease of restricted cash of $14.3 million.

Net cash Provided By/(Used In) Financing Activities

Net cash used in financing activities for the nine months ended September 30, 2013 was $68.3 million, compared to net cash provided by financing activities for the nine months ended September 30, 2012 of $133.0 million. The increase in net cash used in financing activities is mainly attributable to net payments of long term debt of $95.5 million for the nine months ended September 30, 2013, compared to net proceeds of long term debt of $132.7 million for the nine months ended September 30, 2012 partially offset by lower dividend payments of $11.9 million during the period ended September 30, 2013, compared to $33.6 million dividend payments during the nine months ended September 30, 2012.

G. Loan Facilities

For information relating to our credit facilities, please see Note 6 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

H. Liquidity and Capital Resources

As of September 30, 2013 the existing fleet consisted of 28 vessels and we had contracted to acquire eight newbuild vessels, four of which were scheduled to be delivered in 2014 and four in 2015.

As of September 30, 2013, we had $34.1 million in cash and restricted cash, of which $21.2 million consisted of cash and short-term time deposits, $9.0 million consisted of short-term restricted cash and $3.9 million was long-term restricted cash. In addition, as of September 30, 2013, we had $50.0 million in a long-term floating rate note investment maturing in October 2014.

As of September 30, 2013, our commitments for the acquisition of eight newbuild vessels, then on order, were $220.2 million, consisting of $19.4 million, payable in 2013, $111.2 million, payable in 2014, and $89.6 million, payable in 2015.

As of September 30, 2013, we had aggregate debt outstanding of $520.1 million, of which $34.8 million was payable within the next 12 months. As of September 30, 2013, we had an aggregate additional borrowing capacity of $65.8 million available under existing revolving reducing credit facilities. Additionally, we had $79.0 million under committed loan facilities for two existing and two newbuild vessels scheduled to be delivered within 2014, and under certain conditions we could borrow up to $40.0 million in cash against our long-term floating rate note investment.

Our primary liquidity needs are to fund capital expenditures in relation to newbuild contracts, financing expenses, debt repayment, vessel operating expenses, general and administrative expenses and dividend payments to our stockholders. We anticipate that our primary sources of funds will be the existing cash and restricted cash as of September 30, 2013 of $34.1 million, borrowings of $40 million against our long term floating rate note investment, additional undrawn borrowing capacity of $65.8 million, $79.0 million under committed loan facilities for two existing and two newbuild vessels, cash from operations and possibly, additional indebtedness to be raised against eight unencumbered newbuild vessels upon their delivery to us, and equity financing.

We estimate that the surplus cash flow from operations, existing cash, cash equivalents and our floating rate note investment, existing revolving reducing credit facilities and commitments and additional indebtedness secured by two remaining unencumbered newbuild vessels scheduled to be delivered within 2014, will be sufficient to fund the operations of our fleet, including our working capital requirements, and the capital expenditure requirements through the end of 2014.

However, during 2013 or 2014, we may seek additional indebtedness to partially fund our capital expenditure requirements in order to maintain a strong cash position. We may incur additional indebtedness secured by our two unencumbered newbuild vessels upon their delivery to us within 2014. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In such case our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs. If we acquire additional vessels, our capital expenditure requirements will increase and we will need to rely on existing cash and time deposits, operating cash surplus and existing undrawn loan commitments. If we are unable to obtain additional indebtedness,

9

or to find alternative financing, we will not be capable of funding our commitments for capital expenditures relating to our contracted newbuilds. A failure to fulfill our commitment would generally result in a forfeiture of the advances we paid to the shipyard or the third party sellers with respect to the contracted newbuilds. In addition, we may also be liable for other damages for breach of contract. Examples of such liabilities could include payments to the shipyard or the third party seller for the difference between the forfeited advance and the amount that remains to be paid by us if the shipyard or the third party seller cannot locate a third-party buyer that is willing to pay an amount equal to the difference or compensatory payments by us to charter parties with whom we have entered into charters with respect to the contracted newbuilds. Such events could adversely impact the dividends we intend to pay, and could have a material adverse effect on our business, financial condition and results of operation.

We have paid dividends to our stockholders each quarter since our initial public offering in June 2008, including an aggregate amount of $11.5 million over three consecutive quarterly dividends, paid until September 30, 2013, each in the amount of $0.05 per share of common stock. We also declared a dividend of $0.06 per share of common stock, payable on or about December 6, 2013, to our shareholders of record on November 22, 2013. We have also paid dividends on our Series B Preferred Shares to our stockholders each quarter since the commencement of trading of our Series B Preferred Shares on the New York Stock Exchange on June 13, 2013, in an aggregate amount of $1.2 million over two consecutive quarterly dividends, the first in the amount of $0.2611 per share and the second in the amount of $0.51111 per share. Our future liquidity needs will impact our dividend policy. We currently intend to use a portion of our free cash to pay dividends to our stockholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to our growth strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in our existing and future debt instruments; and (v) global financial conditions. Dividends might be reduced or not be paid in the future.

I. Significant Accounting Policies and Critical Accounting Policies

For a description of all of our significant accounting policies, see Note 2 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2012 and Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere herein. For a discussion of our critical accounting policies please see Item 5 included in our Annual Report on Form 20-F for the year ended December 31, 2012.

J. Recent Accounting Pronouncements:

For a description of recent accounting pronouncements, see Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

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INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

SAFE BULKERS, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

		December 31,	September 30,
	Notes	2012	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		102,724	21,167
Accounts receivable	3	37,047	39,355
Inventories		5,900	7,733
Accrued revenue	13	554	376
Restricted cash		22,800	9,000
Prepaid expenses and other current assets		2,804	2,886
Total current assets		171,829	80,517
FIXED ASSETS:
Vessels, net	4	810,001	864,979
Advances for vessel acquisition and vessels under construction	5	39,902	50,410
Total fixed assets		849,903	915,389
OTHER NON CURRENT ASSETS:
Deferred finance charges, net		6,467	5,549
Restricted cash		3,923	3,923
Derivative assets	12	—	654
Accrued revenue		92	92
Long-term investment	7	50,000	50,000
Total assets		1,082,214	1,056,124
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	6	19,199	34,848
Unearned revenue	13	18,205	13,257
Trade accounts payable		3,061	3,793
Accrued liabilities		6,364	3,685
Derivative liabilities	12	591	383
Due to Manager		73	2,142
Total current liabilities		47,493	58,108
Derivative liabilities	12	8,978	4,566
Long-term debt, net of current portion	6	596,468	485,301
Unearned revenue – Long-term	13	3,419	3,018
Total liabilities		656,358	550,993
COMMITMENTS AND CONTINGENCIES	9	—	—
SHAREHOLDERS’ EQUITY:
Shareholders’ equity:
Common stock, $0.001 par value; 200,000,000 authorized, 76,661,451 and 76,682,148 issued and outstanding at December 31, 2012 and September 30, 2013, respectively	8	77	77
Preferred stock, $0.01 par value; 20,000,000 authorized, none and 1,600,000 issued and outstanding at December 31, 2012 and September 30, 2013 respectively		—	16
Additional paid in capital		150,269	189,208
Retained earnings		275,510	315,830
Total shareholders’ equity		425,856	505,131
Total liabilities and shareholders’ equity		1,082,214	1,056,124

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

F-2

SAFE BULKERS, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands of U.S. Dollars, except for share and per share data)

	Nine-Month Period Ended September 30,
	Notes	2012	2013
REVENUES:
Revenues	10	140,423	130,704
Commissions		(2,433)	(3,155)
Net revenues		137,990	127,549

EXPENSES:
Voyage expenses		(5,907)	(8,673)
Vessel operating expenses	11	(24,746)	(31,081)
Depreciation	4	(23,495)	(27,614)
General and administrative expenses		(7,205)	(8,263)
Early redelivery income, net		—	7,050
Operating income		76,637	58,968

OTHER (EXPENSE)/INCOME:
Interest expense		(6,187)	(6,976)
Other finance costs		(1,026)	(678)
Interest income		777	763
Loss on derivatives	12	(5,449)	1,082
Foreign currency gain/(loss)		12	(2)
Amortization and write-off of deferred finance charges		(867)	(918)
Net income		63,897	52,239
Less Preferred dividend		—	969
Net income available to common shareholders		63,897	51,270

Earnings per share in U.S. Dollars, basic and diluted	15	0.85	0.67
Weighted average number of shares, basic and diluted		75,066,388	76,679,082

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

F-3

SAFE BULKERS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT
OF SHAREHOLDERS’ EQUITY FOR THE NINE-MONTH PERIOD
ENDED SEPTEMBER 30, 2012 AND 2013
(In thousands of U.S. Dollars, except for per share data)

	Common Stock	Preferred Stock	Additional Paid in Capital	Retained Earnings	Total

Balance as of December 31, 2011	71	—	114,918	216,853	331,842

Net income	—	—		63,897	63,897
Issuance of common stock	6	—	35,231	—	35,237
Share based compensation	—	—	90	—	90
Dividends ($0.45 per common share)	—	—	—	(33,630)	(33,630)
Balance as of September 30, 2012	77	—	150,239	247,120	397,436

Balance as of December 31, 2012	77	—	150,269	275,510	425,856

Net income	—	—	—	52,239	52,239
Issuance of preferred stock	—	16	38,849	—	38,865
Share based compensation	—	—	90	—	90
Dividends ($0.26111 per preferred share)	—	—	—	(418)	(418)
Dividends ($0.15 per common share)	—	—	—	(11,501)	(11,501)
Balance as of September 30, 2013	77	16	189,208	315,830	505,131

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

F-4

SAFE BULKERS, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(In thousands of U.S. Dollars)

	September 30,
	2012	2013
Cash Flows from Operating Activities:
Net income	63,897	52,239
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	23,495	27,614
Amortization and write-off of deferred finance charges	867	918
Unrealized gain on derivatives	(650)	(5,274)
Share based compensation	90	90
Change in:
Accounts receivable trade	646	(2,308)
Due from Manager	24	—
Inventories	(1,879)	(1,833)
Accrued revenue	(555)	178
Prepaid expenses and other current assets	(801)	(81)
Due to Manager	562	2,069
Trade accounts payable	2,335	496
Accrued liabilities	(1,280)	(2,765)
Unearned revenue	(15,086)	(5,349)
Net Cash Provided by Operating Activities	71,665	65,994

Cash Flows from Investing Activities:
Vessel acquisitions including advances for vessels under construction	(110,757)	(93,013)
Restricted cash released	—	22,800
Increase in restricted cash	(500)	(9,000)

Net Cash Used in Investing Activities	(111,257)	(79,213)
Cash Flows from Financing Activities:
Proceeds from long-term debt	294,630	—

Principal payment of long-term debt	(161,895)	(95,518)
Dividends paid	(33,630)	(11,919)
Payment of deferred financing costs	(1,306)	—
Proceeds on issuance of common stock (net)	35,237	—
Proceeds on issuance of preferred stock (net)	—	39,099
Net Cash Provided by/(Used in) Financing Activities	133,036	(68,338)
Net increase/(decrease) in cash and cash equivalents	93,444	(81,557)
Cash and cash equivalents at beginning of period	28,121	102,724
Cash and cash equivalents at end of period	121,565	21,167
Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	5,604	7,523

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

F-5

SAFE BULKERS, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

Safe Bulkers, Inc., referred to herein as “Safe Bulkers”, is a public company incorporated on December 11, 2007 under the laws of the Marshall Islands for the purpose of acquiring an ownership interest in 19 companies, each of which owned or was scheduled to acquire a newbuild drybulk vessel, all of which were under the common control of Polys Hajioannou and his family. The shares of the 19 companies were contributed to Safe Bulkers by Vorini Holdings, Inc. (“Vorini Holdings”), a Marshall Islands corporation controlled by Polys Hajioannou and his family. Safe Bulkers became the owner of 100% of each of the 19 companies, and Vorini Holdings became the sole shareholder of Safe Bulkers.

Safe Bulkers successfully completed its initial public offering (the “IPO”) on June 3, 2008 and its common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “SB.” Following the IPO, Vorini Holdings became the controlling shareholder of Safe Bulkers.

Since its IPO Safe Bulkers successfully completed three additional public offerings of common shares. Vorini Holdings continues to be the controlling shareholder of Safe Bulkers, and, accordingly, can control the outcome of matters on which shareholders are entitled to vote, including the election of the entire board of directors and other significant corporate actions.

The Company’s principal business is the acquisition, ownership and operation of drybulk vessels. The Company’s vessels operate worldwide, carrying drybulk cargo for the world’s largest consumers of marine drybulk transportation services. Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management” or the “Manager”), a related party controlled by Polys Hajioannou, provides technical, commercial and administrative management services to the Company.

The accompanying condensed consolidated financial statements include the accounts of Safe Bulkers and its wholly owned subsidiaries listed below (collectively the “Company”).

Subsidiary	Vessel Name	Type	Built
Marindou Shipping Corporation (“Marindou”)(1)	Maria	Panamax	April 2003
Maxeikosiexi Shipping Corporation (“Maxeikosiexi”)(1)(2)	Koulitsa	Panamax	April 2003
Avstes Shipping Corporation (“Avstes”)(1)	Vassos	Panamax	February 2004
Kerasies Shipping Corporation (“Kerasies”)(1)	Katerina	Panamax	May 2004
Marathassa Shipping Corporation (“Marathassa”)(1)	Maritsa	Panamax	January 2005
Maxeikositessera Shipping Corporation (“Maxeikositessera”)(1)	Efrossini	Panamax	February 2012
Pemer Shipping Ltd. (“Pemer”)(1)	Pedhoulas Merchant	Kamsarmax	March 2006
Petra Shipping Ltd. (“Petra”)(1)	Pedhoulas Trader	Kamsarmax	May 2006
Pelea Shipping Ltd. (“Pelea”)(1)	Pedhoulas Leader	Kamsarmax	March 2007
Staloudi Shipping Corporation (“Staloudi”)(1)	Stalo	Post-Panamax	January 2006
Marinouki Shipping Corporation (“Marinouki”)(1)	Marina	Post-Panamax	January 2006
Soffive Shipping Corporation (“Soffive”)(1)	Sophia	Post-Panamax	June 2007
Eniaprohi Shipping Corporation (“Eniaprohi”)(1)	Eleni	Post-Panamax	November 2008
Eniadefhi Shipping Corporation (“Eniadefhi”)(1)	Martine	Post-Panamax	February 2009
Maxdodeka Shipping Corporation (“Maxdodeka”)(1)	Andreas K	Post-Panamax	September 2009
Maxdekatria Shipping Corporation (“Maxdekatria”)(1)	Panayiota K	Post-Panamax	April 2010
Maxdeka Shipping Corporation (“Maxdeka”)(3)	Venus Heritage	Post-Panamax	December 2010
Shikoku Friendship Shipping Company (“Shikoku”)(3)	Venus History	Post-Panamax	September 2011
Maxenteka Shipping Corporation (“Maxenteka”)(3)	Venus Horizon	Post-Panamax	February 2012
Maxpente Shipping Corporation (“Maxpente”)(1)	Kanaris	Capesize	March 2010
Eptaprohi Shipping Corporation (“Eptaprohi”)(1)	Pelopidas	Capesize	November 2011
Maxeikosi Shipping Corporation (“Maxeikosi”)(1)	Pedhoulas Builder	Kamsarmax	May 2012
Maxeikositria Shipping Corporation (“Maxeikositria”)(1)	Pedhoulas Fighter	Kamsarmax	August 2012
Maxeikosiena Shipping Corporation (“Maxeikosiena”)(1)	Pedhoulas Farmer	Kamsarmax	September 2012
Glovertwo Shipping Corporation (“Glovertwo”)(3)	Zoe	Panamax	July 2013

Vasstwo Shipping Corporation (“Vasstwo”)(3)(2)	Xenia	Panamax	July 2013
Maxeikosiepta Shipping Corporation (“Maxeikosiepta”)(1)(2)	Paraskevi	Panamax	January 2013
Vassone Shipping Corporation (“Vassone”)(1)(2)	Pedhoulas Commander	Kamsarmax	March 2013
F-6

Shikokutessera Shipping Inc. (“Shikokutessera”)(3)	TBN - H 1659	Panamax	1H 2014 (4)
Shikokupente Shipping Inc. (“Shikokupente”)(3)	TBN - H 1660	Panamax	1H 2014 (4)
Gloverthree Shipping Corporation (“Gloverthree”)(3)	TBN - H 821	Panamax	2H 2014 (4)
Gloverfour Shipping Corporation (“Gloverfour”)(3)	TBN - H 822	Panamax	1H 2015 (4)
Shikokuokto Shipping Inc. (“Shikokuokto”)(3)	TBN -	Panamax	1H 2015 (4)
Gloverfive Shipping Corporation (“Gloverfive”)(3)(9)	TBN - H 827	Panamax	2H 2015 (4)
Gloversix Shipping Corporation (“Gloversix”)(3)(9)	TBN - H 828	Panamax	1H 2016 (4)
Shikokuexi Shipping Inc. (“Shikokuexi”)(3)	TBN - H 1685	Post-Panamax	2H 2015 (4)
Shikokuepta Shipping Inc. (“Shikokuepta”)(3)	TBN - H 1686	Post-Panamax	2H 2015 (4)
Maxtessera Shipping Corporation (“Maxtessera”)(3)	TBN - H 8126	Capesize	1H 2014 (4)
Maxeikosipente Shipping Corporation (“Maxeikosipente”)(1)(5)	—	—	—

Efragel Shipping Corporation (“Efragel”)(1)(6)	—	—	—
-//-	Efrossini (hereinafter called “Old Efrossini”)	Panamax	February 2003 (7)
S.B. Sea Venture Company Ltd (8)	—	—	—

(1)	Incorporated under the laws of the Republic of Liberia.
(2)	Second-hand vessel acquisitions.
(3)	Incorporated under the laws of the Republic of The Marshall Islands.
(4)	Estimated completion date for newbuild vessels.
(5)	Cancellation of newbuild vessel. Refer to Notes 3 and 9.
(6)	Company dissolved in October 2012.
(7)	Vessel sold in January 2010.
(8)	Incorporated under the laws of the Republic of Cyprus. The company is in a process of dissolution.
(9)	Refer to Note 16 (b).

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of Safe Bulkers, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the statements. Interim results are not necessarily indicative of results that may be expected for the year ended December 31, 2013. These financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2012 included in the Company’s Annual Report on Form 20-F.

2. Significant Accounting Policies:

A summary of the Company’s significant accounting policies is identified in Note 2 of the Company’s consolidated financial statements for the year ended December 31, 2012 included in the Company’s Annual Report on Form 20-F. The same accounting policies have been followed in these unaudited interim consolidated condensed financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year end December 31, 2012.

Recent Accounting Pronouncements: There are no recent accounting pronouncements the adoption of which would have a material effect on the Company’s unaudited interim consolidated condensed financial statements in the current period.

3. Accounts receivable

Accounts receivable are comprised of the following:

F-7

	December 31,	September 30,
	2012	2013
Trade receivables	$5,247	$7,555
Other receivables	31,800	31,800
Total	$37,047	$39,355

Trade receivables reflect the current receivables from time or voyage charters.

Other receivables amounting to $31,800 as of September 30, 2013, reflect the receivables related to the cancellation of the acquisition agreement of newbuild Hull No. J0131. The Company had entered into a shipbuilding contract with Zhoushan Jinhaiwan Shipyard Co., (the “Shipyard”) for the construction, sale and delivery by the Shipyard to it of one 180,000 DWT Capesize class newbuild vessel (Hull No. J0131) in exchange for USD $53 million. In December 2012, after having paid $31.8 million in advances during construction, the Company exercised its termination right under the agreement due to the Shipyard’s excessive construction delays and delivered demands to each of the Shipyard and the refund guarantor, The Export Import Bank of China (a bank rated Aa3 by Moody’s Investor Services), pursuant to the shipbuilding contract and the refund guarantees, respectively, for a refund of the full amount of advances paid, with interest. In response, in January 2013, the Company received a notice of arbitration, and arbitration proceedings with the shipyard were initiated in London, England. The Shipyard alleges that the Company’s termination constitutes a breach of the agreement and argues that the Company is not entitled to a refund of any of the advances paid or interest. In September 2013, a hearing on preliminary issues took place in London, England, and the tribunal’s award is expected. In the event that the tribunal decides in the Shipyard’s favor on the preliminary issues, there will be a hearing to determine the factual merits.

Under the terms of the shipbuilding contract and the relevant refund guarantees, the Company is entitled to receive interest on the advances paid, the accrued amount of which as of September 30, 2013, was $3,747, (refer to Note 9c). The capitalized expenses in relation to newbuild Hull No. J0131 amounted to $887, and the legal expenses amounted to $38, as of September 30, 2013, (refer to Note 9c). If the Company wins the arbitration claim, either on preliminary issues or on the hearing to determine the factual merits, the Company will be entitled to a full refund of the $31.8 million paid in advances, of interest on advances paid and of arbitration expenses. On the basis of legal advice received, the Company believes that the advances paid, as well as the interest on these, are recoverable under both the shipbuilding contract and the refund guarantees. However, arbitration is inherently uncertain and the Company cannot provide assurance that it will prevail because it is not possible to predict what the final outcome will be of any legal proceeding. The Company is and will continue vigorously pursuing the arbitration and believes that the merits in this dispute rest in the Company’s favor. An award against the Company would require the Company to incur the cost thereof, which includes the amount of advances already paid, the capitalized expenses recorded and any further damages to the Shipyard without receipt of the vessel.

4. Vessels, Net

Vessels, net, are comprised of the following:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2012	$743,116	$(87,760)	$655,356
Transfer from Advances for vessel acquisitions and vessels under construction	186,895	—	186,895
Depreciation expense	—	(32,250)	(32,250)
Balance, December 31, 2012	$930,011	$(120,010)	$810,001
Transfer from Advances for vessel acquisitions and vessels under construction	82,592	—	82,592
Depreciation expense	—	(27,614)	(27,614)
Balance, September 30, 2013	$1,012,603	$(147,624)	$864,979

Transfer from Advances for vessel acquisitions and vessels under construction represents advances paid in respect of the acquisition of second hand vessels and newbuild vessels which were under construction and delivered to the Company. For the periods presented, the Company accepted delivery of the following vessels:

•	During the year ended December 31, 2012: Efrossini, Venus Horizon, Pedhoulas Builder, Pedhoulas Fighter, Pedhoulas Farmer and Koulitsa; and
•	During the nine months ended September 30, 2013: Paraskevi, Pedhoulas Commander, Zoe and Xenia

F-8

5. Advances for Vessel Acquisition and Vessels under Construction

 Advances for vessel acquisition and vessels under construction are comprised of the following:

Balance, January 1, 2012	$122,307
Advances paid, including capitalized expenses and interest	136,902
Asset purchase cancellation	(32,412)
Transferred to vessel cost	(186,895)
Balance, December 31, 2012	$39,902
Advances paid, including capitalized expenses and interest	93,100
Transferred to vessel cost	(82,592)
Balance, September 30, 2013	$50,410

Advances Paid for vessel acquisitions and vessels under construction comprise payments of installments that were due to the respective shipyard or third-party sellers, capitalized interest and certain capitalized expenses. During 2012 and the nine-month period ended September 30, 2013 such payments were made for the following vessels:

•

During the year ended December 31, 2012: Venus Horizon, Efrossini, Pedhoulas Builder, Pedhoulas Fighter, Pedhoulas Farmer, Koulitsa, Paraskevi, Hull No. J0131, Hull 814(Zoe), Hull 1659, Hull 1660, Hull 1685, Hull 1686 and Hull 8126;

and

•	During the nine month period ended September 30, 2013: Paraskevi, Zoe, Xenia, Pedhoulas Commander, Hull 1659, Hull 1660, Hull 1685, Hull 1686. Hull 8126, Hull 821 and Hull 822.

Transfers to vessel cost relate to the delivery to the Company from the respective shipyard or third-party seller of the following vessels:

•	During the year ended December 31, 2012: Efrossini , Venus Horizon , Pedhoulas Builder , Pedhoulas Fighter, Pedhoulas Farmer and Koulitsa; and
•	During the nine months period ended September 30, 2013: Paraskevi, Pedhoulas Commander, Xenia and Zoe.

Asset purchase cancellation relates to the cancellation of the acquisition of Hull No. J0131 during the year ended December 31, 2012, discussed in Note 3.

6. Bank Debt

Bank debt is comprised of the following secured borrowings:

			December 31,	September 30,
Borrower	Commencement	Maturity	2012	2013
Maxeikosi	August 2012	August 2014	17,875	16,668
Maxpente	July 2010	January 2015	33,900	30,838
Maxdodeka	December 2012	February 2016	23,150	23,150
Marathassa	February 2005	February 2017	13,305	10,207
Marindou	December 2012	January 2018	28,400	28,400
Marinouki	March 2006	March 2018	25,174	20,963
Avstes	December 2012	April 2018	22,700	22,700
Eniaprohi	December 2012	November 2018	24,000	24,000
Petra	January 2007	January 2019	22,220	22,220
Eniadefhi	December 2012	February 2019	33,750	33,750
Pemer	March 2007	March 2019	22,218	22,218
Eptaprohi	April 2012	April 2019	42,800	―
Pelea	December 2012	June 2019	32,298	32,298
Maxeikosiena	October 2012	October 2019	18,000	―
Soffive	November 2007	November 2019	33,000	27,840
Kerasies	December 2007	December 2019	30,932	24,744
Maxdekatria	March 2012	March 2020	20,800	20,400
Maxdeka	August 2011	December 2022	34,087	32,383
Staloudi	July 2008	July 2023	27,520	27,520
Shikoku	October 2011	August 2023	41,067	37,333
Maxeikositessera	September 2012	February 2024	33,971	31,017
F-9

Maxenteka	April 2012	April 2024	34,500	31,500
Total			$615,667	$520,149

Current portion			$19,199	$34,848
Long-term portion			$596,468	$485,301

Details of the loans and credit facilities are included in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2012 included in the Company’s Annual Report on Form 20-F

As of September 30, 2013, an aggregate amount of $65,817, was available for drawing under certain of the above loans and reducing revolving credit facilities. The estimated minimum annual principal payments required to be made after September 30, 2013, based on the loan and credit facility agreements as amended, are as follows:

To September 30,
2014		$34,848
2015		61,579
2016		58,572
2017		45,317
2018		85,328
2019	and thereafter	234,505
Total		$520,149

As of December 31, 2012 and September 30, 2013 all loans were denominated in US Dollars.

As of December 31, 2012 and September 30, 2013, the Company was in compliance with all debt covenants with respect to its loans and credit facilities.

7. Long-term Investment

During the year ended December 31, 2009, the Company invested $50,000 in a five-year Floating Rate Note issued by HSBC Bank Middle East Limited, which is recorded in the consolidated balance sheet at amortized cost as the Company intends to hold the investment until its maturity on October 14, 2014. The Company receives interest on a quarterly basis, based on the three-month U.S. dollar LIBOR plus a margin of 1.5%. The fair market value of the Floating Rate Note as of September 30, 2013 was approximately $50,150, which was equal to the exit price the Company would receive from the relevant bank, based on an indicative bid price received from the relevant bank. Subject to certain conditions, the Company may borrow up to 80% of the Floating Rate Note amount.

8. Share Capital

In March 2012, the Company successfully completed a public offering, whereby 5,750,000 shares of common stock of Safe Bulkers were issued and sold at a price of $6.5 per share. The net proceeds of the public offering were $35,237, net of underwriting discount of $1,869 and offering expenses of $268.

In June 2013, the Company successfully completed a public offering, whereby 800,000 Series B cumulative redeemable perpetual preferred shares were issued and sold at a price of $25.00 per share, and a private placement, whereby 800,000 Series B cumulative redeemable perpetual preferred shares were issued and sold to Chalkoessa Maritime Inc., controlled by Polys Hajioannou, at the public offering price. The net proceeds of the public offering and the private placement were $38,865, net of underwriting discount of $672 and offering expenses of $463.

9. Commitments and Contingencies

(a) Commitments under Shipbuilding Contracts and Memorandums of Agreement (“MoAs”)

As of September 30, 2013 the Company had commitments under two shipbuilding contracts and six MoAs for the acquisition of eight newbuild vessels. The Company expects to settle these commitments as follows:

	Due to Shipyards /	Due to
Year Ending September 30	Sellers	Manager	Total
2014	$101,552	$3,371	$104,923
2015	99,168	2,555	101,723
2016	17,325	625	17,950
Total	$218,045	$6,551	$224,596
F-10

(b)	Other contingent liabilities

The Subsidiaries have not been involved in any legal proceedings other than an arbitration legal proceeding in relation to the cancellation of the acquisition of newbuild Hull No. J0131, as discussed in Note 3, that may have, or have had, a significant effect on their business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened that may have a significant effect on its business, financial position, results of operations or liquidity. From time to time various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, shipyards, insurance providers and other claims relating to the operation of the Company’s vessels. As of September 30, 2013 the management is not aware of any material claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. A maximum of $1,000,000 of the liabilities associated with the individual vessel actions, mainly for sea pollution, is covered by P&I Club insurance.

(c)	Contingent gain

In relation to the cancellation of the acquisition of newbuild Hull No. J0131 discussed in Note 3, the Company expects, based on the facts and circumstances surrounding the cancellation of the construction of the vessel due to delays in the construction process and on the basis of legal advice received from legal counsel, to record a contingent gain of $2,822, on successful settlement of the legal case, which represents accrued interest income of $3,747 on the advances paid to the shipyard, net of capitalized expenses of $887, related to vessel’s construction and of legal expenses related to the cancellation of $38.

10. Revenues

Revenues are comprised of the following:

	Nine Months Ended September 30,
	2012	2013
Time charter revenue	$133,605	$119,016
Ballast bonus	5,445	9,499
Other income	1,373	2,189
Total	$140,423	$130,704

11. Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	Nine Months Ended September 30,
	2012	2013
Crew wages and related costs	$12,379	$16,052
Insurance	2,066	2,544
Repairs, maintenance and drydocking costs	1,455	2,238
Spares, stores and provisions	4,692	5,502
Lubricants	2,803	2,500
Taxes	178	423
Miscellaneous	1,173	1,822
Total	$24,746	$31,081

12. Fair Value of Financial Instruments and Derivatives Instruments

Over-the-counter foreign exchange forward contracts and interest rate derivatives are recorded at fair value. The carrying values of the current financial assets and current financial liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end. The fair values of the long-term debt and long-term investment (the floating rate note) are disclosed in Notes 6 and 7, respectively.

F-11

Derivative instruments

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company from time to time may also enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to acquisition of vessels and on certain loan obligations or for trading purposes. Foreign exchange forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. As of December 31, 2012 and September 30, 2013, the Company had no outstanding derivative instruments relating to currency exchange contracts.

The Company’s interest rate swaps and foreign exchange forward contracts did not qualify for hedge accounting. The Company marks to market the fair market value of the interest rate swaps and foreign exchange forward contracts at the end of every period and accordingly records the resulting unrealized loss/gain during the period in the consolidated statement of income. Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the consolidated statements of income are shown below:

Derivatives not designated as hedging instruments

		Asset Derivatives Fair Values		Liability Derivatives Fair Values
Type of Contract	Balance sheet location	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013
Interest rate	Derivative assets / Non-current assets	—	$654	—	—
Interest Rate	Derivative liabilities / Current liabilities	—	—	$591	$383
Interest Rate	Derivative liabilities / Non-current liabilities	—	—	8,978	4,566
	Total Derivatives	$—	$654	$9,569	$4,949

	Amount of (Loss) Recognized on Derivatives
	Nine Months Ended September 30,
	2012	2013
Interest Rate Contracts	$(5,449)	$1,082
Net (Loss) Recognized	$(5,449)	$1,082

The gain or loss is recognized in the consolidated statement of income and is presented in Other (Expense)/Income – Loss on Derivatives.

The Company’s interest rate derivative instruments are pay-fixed, receive-variable interest rate swaps based on the USD LIBOR swap rate. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on market-based LIBOR swap yield curves. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2012 and as of September 30, 2013.

	Significant Other Observable Inputs (Level 2)
	December 31,	September 30,
	2012	2013

Derivative instruments – asset position	—	654

Derivative instruments – liability position	$9,569	$4,949
F-12

As of December 31, 2012 and as of September 30, 2013, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company’s consolidated balance sheet.

13. Unearned Revenue /Accrued Revenue

Unearned Revenue represents cash received in advance of it being earned, whereas Accrued Revenue represents revenue earned prior to cash being received. Revenue is recognized as earned on a straight-line basis at their average rates where charter agreements provide for varying annual charter rates over their term. Total Unearned Revenue /Accrued Revenue during the periods presented are as follows:

	December 31,	September 30,
	2012	2013
Unearned Revenue
Revenue received in advance of service provided – Current liability	$3,935	$2,148
Deferred revenue resulting from varying charter rates
Current liability	14,270	11,109
Non-current liability	3,419	3,018
Total Unearned Revenue	$21,624	$16,275

Accrued Revenue
Resulting from varying charter rates – Current asset	$554	$376
Resulting from varying charter rates –Non Current asset	92	92
Total Accrued Revenue	$646	$468

14. Dividends

During 2012, the Company declared and paid three consecutive quarterly dividends of $0.15 per common share followed by one quarterly dividend of $0.05 per common share, totaling $37,463. During the nine months ended September 30, 2013, the Company declared and paid three consecutive quarterly dividends of $0.05 per common share, totaling $11,501, and one quarterly dividend of $.26111 per preferred share, totaling $418.

15. Earnings Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period and includes the shares issuable to the audit committee chairman and the independent directors at the end of the period for services rendered. Diluted earnings per share are the same as basic earnings per share. There are no other potentially dilutive shares. The computation of basic earnings per share is calculated after deducting the preferred stock dividend from net income.

16. Subsequent Events

(a)	Formation of subsidiary: In October 2013, the Company formed Gloversix.
(b)	Vessel Acquisitions: In October 2013, Gloverfive and Gloversix entered into shipbuilding contracts for the construction of the newbuilds H 827 and H 828, for $30.0 million and $30.2 million, respectively.
(c)	Dividend declaration: In October 2013, the Board of Directors declared a dividend of $0.51111 per preferred share, totaling $818, payable to all preferred shareholders of record as of October 25, 2013. This dividend was paid on October 30, 2013.
(d)	Credit facility: In October 2013, Glovertwo entered into a loan facility of $16,000 secured by a first mortgage on the vessel Zoe and other securities. The facility was drawn in October 2013.
(e)	Dissolution of subsidiary: In November 2013, the Company initiated the process of dissolving its subsidiary SB Sea Venture.
(f)	Dividend declaration: In October 2013, the Board of Directors of the Company declared a dividend of $0.06 per common share, payable to all shareholders of record as of November 22, 2013, on December 6, 2013.

F-13